Exhibit 99.1

Allot Announces $9.5 Million Order from Asian Tier 1 Operator
Allot Service Gateway to be deployed in fixed-line network

Boston, MA – October 25, 2011 - Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide announced today it has received an initial order worth approximately US$9.5 million from an Asian Tier 1 fixed-line operator. The order includes the deployment of multiple Allot Service Gateway platforms to provide vital network analytics and control.

The scalable solution is designed to provide centralized real-time monitoring and longer term usage metrics.  This multidimensional analytics data (application, subscriber, device, network) is extrapolated to enable the operator to drill-down into network usage patterns and gain greater visibility and understanding of how their own network is being used.

“Our Service Gateway performance, coupled with the widest range of revenue generation services available on a single platform, clearly leads the market and best positions us to address the needs of larger-scale operators.” said Rami Hadar, Allot’s President and CEO. “With throughput up to 160 Gbps per platform and the ability to cluster up to 1 Terabit per second, it is perfectly suited to the extreme requirements of Tier 1 operators.”

Allot Service Gateway combines granular traffic detection and reporting, real-time policy control and online/offline charging with an ever-growing variety of value-added network and subscriber services that are purposely designed to be deployed in the platform to lower costs and improve service performance.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for fixed and mobile broadband operators and large enterprises. Allot's rich portfolio of solutions leverages Dynamic Actionable Recognition Technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks. For more information, please visit http://www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including the expectation to implement the next stage of deployment of tiered services and other prospects of the frame agreement. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the expected characteristics of the deployed solution with the Asian Tier-1 Operator and the ability to secure future orders from said customer, changes in general economic and business conditions and, specifically, a decline in demand for the company’s products; the company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Allot Communications Contacts
Jonathon Gordon
Allot Communications
Tel: +972 9 7619423
jgordon@allot.com

PR Contact
Justine Schneider
Calysto Communications
Tel: + 1 404 266 2060 x507
jschneider@calysto.com